EXHIBIT 3.12

FIRST AMENDMENT TO THE BYLAWS
OF
MID-AMERICA APARTMENT COMMUNITIES, INC.

1.	Article V, Section 1 of the Bylaws is hereby deleted in its entirety and amended and restated as follows:

“Section 1. Committees of the Board. The Board of Directors may appoint from among its members an executive committee and other committees comprised of two or more Directors. The Board of Directors shall appoint an audit committee and a compensation committee each comprised of three Independent Directors. The Board of Directors may delegate to any committee any of the powers of the Board of Directors except the power to elect Directors, declare dividends or distributions on stock, recommend to the shareholders any action which requires shareholder approval, amend or repeal the Bylaws, approve any merger or share exchange which does not require shareholder approval, or issue stock. However, if the Board of Directors has given general authorization for the issuance of stock, a committee of the Board, in accordance with a general formula or method specified by the Board of Directors by resolution or by adoption of a stock option plan, may fix the terms of stock, subject to classification or reclassification, and the terms on which any stock may be issued.

Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors.

One-third, but not less than two, of the members of any committee shall be present in person at any meeting of such committee in order to constitute a quorum for the transaction of business at such meeting, and the act of a majority present shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or any two members of any committee may fix the time and place of its meetings unless the Board shall otherwise provide. In the absence or disqualification of any member of any such committee, the members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of such absent or disqualified members; provided, however, that in the event of the absence or disqualification of an Independent Director, such appointee shall be an Independent Director.

Each committee shall keep minutes of its proceedings and shall report the same to the Board of Directors at the meeting next succeeding, and any action by the committees shall be subject to revision and alteration by the Board of Directors, provided that no rights of third persons shall be affected by any such revision or alteration.

Subject to the provisions hereof the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternative members, to replace any absent or disqualified member, or to dissolve any such committee.”

2.	Except as otherwise set forth in this First Amendment to the Bylaws, all other terms and provisions of the Bylaws shall remain in full force and effect.